

14007166

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

MeadWestvaco Corporation Savings
and Employee Stock Ownership Plan for
Bargained Hourly Employees

0001159297

Exact name of registrant
as specified in charter

Registrant CIK Number

11-K

1-31215

Electronic report, schedule or
registration statement of which
the documents are a part (give period
of report)

SEC file number, if available

MeadWestvaco Corporation

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

Filings Made By the Registrant:

    The Registrant has duly caused this form to be signed on its behalf by the undersigned,

thereunto duly authorized, in the City of New York, New York, June 26 2014.

MeadWestvaco Corporation Savings and Employee
Stock Ownership Plan
for Bargained Hourly Employees
(Registrant)

By: _____
    Robert E. Birkenholz
    Vice President and Treasurer
    MeadWestvaco Corporation

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT of 1934

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2013

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM_____ TO_____

COMMISSION FILE NUMBER 1-31215

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

MEADWESTVACO CORPORATION SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN FOR BARGAINED HOURLY EMPLOYEES

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MEADWESTVACO CORPORATION
501 South 5th Street
Richmond, Virginia 23219-0501
Telephone: 804-444-1000

REQUIRED INFORMATION

The following financial statements and exhibits are furnished as part of the Form 11-K Annual Report for the MeadWestvaco Corporation Savings and Employee Stock Ownership Plan for Bargained Hourly Employees ("Plan"):

TABLE OF CONTENTS

* Other schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are not included because they are not applicable.



Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
MeadWestvaco Corporation Savings and Employee
Stock Ownership Plan for Bargained Hourly Employees

We have audited the accompanying statements of net assets available for benefits of the MeadWestvaco Corporation Savings and Employee Stock Ownership Plan for Bargained Hourly Employees (the "Plan") as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental Schedule of Assets Held at End of Year as of December 31, 2013 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BDO USA, LLP

Richmond, Virginia
June 26, 2014



	December 31, 2013	December 31, 2012
Investments, at fair value:		
Interest in the MeadWestvaco Corporation		
Master Retirement Savings Trust	$290,374,784	$261,034,816
Receivables:		
Contributions:		
Participants	868,486	800,281
Employer	300,214	298,744
Promissory notes from participants	17,316,706	16,612,667
Total receivables	18,485,406	17,711,692
Net assets available for benefits	$308,860,190	$278,746,508

The accompanying notes are an integral part of these financial statements.

MEADWESTVACO CORPORATION

SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

FOR BARGAINED HOURLY EMPLOYEES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

for the year ended

	December 31, 2013
Additions:	
Contributions:	
Participants	$ 12,603,651
Employer	6,231,727
Interest in net earnings of MeadWestvaco	
Corporation Master Retirement Savings Trust	44,997,041
Interest income - promissory notes from participants	699,584
Total additions	64,532,003
Deductions:	
Withdrawals and distributions to participants	(32,671,267)
Total deductions	(32,671,267)
Net increase in plan assets during the period	31,860,736
Transfers out	(1,747,054)
Net assets available for benefits:	
Beginning of year	278,746,508
End of year	$308,860,190

The accompanying notes are an integral part of these financial statements.

③

Note 1 - Description of Plan

Organization and Administration

The MeadWestvaco Corporation Savings and Employee Stock Ownership Plan ("ESOP") for Bargained Hourly Employees (the "Plan") is a defined contribution plan. The Northern Trust Company is the Plan's Trustee (the "Trustee"). The Plan is administered by the Benefit Plans Administration Committee and the Benefit Plans Investment Policy Committee, both of which are appointed by the Chief Executive Officer of MeadWestvaco Corporation (the "Company"). Plan participants should refer to the Plan document for a more complete description of the Plan's provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

Eligibility and Vesting

Generally, all bargained hourly employees of the Company are eligible to participate in the Plan. All participants vest immediately in participant contributions and Company matching contributions.

Contributions

Any eligible bargained hourly employee, after completion of the applicable probationary period, can make contributions to the Plan up to 50% of eligible compensation (straight-time earnings) in increments of 1%. Contributions may be: (1) before-tax, which are not considered to be current taxable income of the contributing participant; (2) after-tax, which are considered to be current taxable income of the contributing participant; or; (3) a combination of before-tax and after-tax. Additionally, beginning at age 50, catch-up contributions can be made up to a maximum of $5,500 for 2013. Under the Tax Reform Act of 1986, participants meeting the definition of highly-compensated employees are limited by certain rules set forth by the Internal Revenue Service ("IRS") as to the percentage of eligible compensation that they can defer.

Note 1 - Continued

The Plan also allows for employees who had tax deferred savings accounts with another employer to roll their funds into the Plan. Such funds can be rolled over directly from the other employer's plan, or from an Individual Retirement Account into which the employee had already deposited such funds. Participants may change their contribution levels as often as desired. Contributions are subject to certain limitations. The Company makes monthly cash contributions at a determined percentage of eligible compensation as specified in applicable participant collective bargaining agreements. Company contributions are invested in the MeadWestvaco Stock Fund. The Board of Directors of the Company may adjust the match percentage and may approve additional Company contributions at its discretion. The Company made no additional discretionary contributions during the 2013 plan year.

Investments and Account Balances

Plan participants may choose from among 22 funds in which to invest. The MeadWestvaco Corporation Retirement Savings Master Trust (the "Master Trust"), which was established on May 1, 1999, holds the assets of the Plan and the assets of the MeadWestvaco Corporation Savings and Employee Stock Ownership Plan for Salaried and Non-Bargained Hourly Employees. Allocations of investment earnings are based on account balances, as defined. Participants can immediately diversify all company matching contributions made to the MeadWestvaco Stock Fund.

Withdrawals

Under certain circumstances, a participant may request a withdrawal from his or her account subject to certain requirements. The minimum amount for an in-service withdrawal is $1,000. Withdrawals are generally paid in cash, but withdrawals from the MeadWestvaco Stock Fund are allowed in cash, shares, or a combination of both at the discretion of the participant. Distributions are based on the fair value of the participant's account as of the valuation date. In-service withdrawals may be taken by participants at any time while employed by the Company.



Note 1 - Continued

In-service withdrawals can come from: (1) an after-tax rollover account; (2) an after-tax contribution account, provided that after-tax contributions made on or after January 1, 2003, that have been matched, will not be eligible for withdrawal for a period of 24 months following their investment in the Plan; (3) a before-tax rollover account; (4) an account that includes pre-May 1998 Company matching contributions made on the participant's behalf if the participant was an employee of The Mead Corporation before January 1, 2003, and; (5) an account that includes pre-2003 Company matching contributions made on the participant's behalf if the participant was an employee of Westvaco Corporation before January 1, 2003, except that withdrawals from this sub-account may be taken only once every 36 months.

At age 59½, portions of an account balance, including before-tax contributions, may be withdrawn without penalty subject to the minimum withdrawal amount.

Hardship withdrawals are allowed for an immediate and heavy financial need as specified by the Tax Reform Act of 1986 only after all other resources, including Plan loans and withdrawals, have been exhausted. The amount of the withdrawal may not exceed the amount needed to satisfy the hardship plus any taxes, including penalty taxes or other fees, on the withdrawal. Hardship withdrawals are paid out in cash only and are taken first from an account that includes prior ESOP contributions and then from the participant's before-tax contribution account. If a hardship withdrawal is taken, contributions are suspended for six months.

A participant terminating employment with the Company for any reason may elect to receive a distribution of the entire value of his or her vested accounts at any time, or may elect to retain his or her accounts in the Plan in full until the attainment of age 70½, if the balance is $1,000 or greater. Terminated employees who leave their account balances in the Plan may take four partial distributions per year on either a non-scheduled or a periodic basis. The minimum withdrawal amount is $1,000 or the total value of the participant's account balance, whichever is less.



Note 1 - Continued

Transfers

Net transfers are due to employees moving from the Plan to the MeadWestvaco Corporation Savings and Employee Stock Ownership Plan for Salaried and Non-Bargained Hourly Employees.

Promissory Notes from Participants

Participants who are current employees of the Company may obtain loans for any reason. Loans are limited to the lesser of $50,000 or 50% of the vested value of a participant's accounts with a minimum loan amount of $1,000. A participant's vested account in the Plan is the source of the funds for a loan. Repayments, including interest at a rate of one percent above the prime rate, established at the time of loan origination, are reinvested in a participant's vested account, in accordance with the participant's current investment election. Repayments are generally made through payroll deductions. No allowance for credit losses has been recorded as of December 31, 2013 or 2012. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded. Fees related to loan administration are charged directly to the participant's account and are included in administrative expenses. Participants are restricted to two outstanding loans at any time, only one of which may be for the purchase of a primary residence. Loan terms range from 1-5 years except for loans for the purchase of a primary residence which may be for up to 15 years.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan or a determination by the Board of Directors to never again contribute to the Plan, Plan assets shall be distributed in accordance with the Plan document.

Note 2 - Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America ("GAAP").



Note 2 - Continued

Use of Estimates and Assumptions

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Allocation of Units of the Master Trust

Each month, the value of each individual plan's investment in the Master Trust is determined by specific contributions to that plan, net of withdrawals and distributions, and a proportionate allocation of Master Trust earnings. The Plan's interest in Master Trust earnings is comprised of interest and dividend income and the net appreciation (depreciation) in the fair value of investments. Net appreciation (depreciation) in the fair value of Master Trust investments consists of the realized gains (losses) and the unrealized appreciation (depreciation) on those investments.

The allocation percentage of these earnings is calculated on the monthly valuation date by dividing the current plan's fund balance by the consolidated fund balance of both plans participating in the Master Trust.

Security Transactions and Valuations

The Master Trust's investments are stated at fair value. Security transactions of the Master Trust are accounted for on the trade date. Common stock is valued at the closing market price on the last business day of the year. Mutual funds are recorded at fair value based on the closing market prices obtained from national exchanges of the respective fund as of the last business day of the year. Common/collective trust funds (CCT) are stated at redemption value as determined by the trustees of such funds based upon the underlying securities stated at fair value. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.



Note 2 - Continued

New Accounting Pronouncements

In January 2013, the plan adopted new accounting guidance regarding additional disclosures for financial instruments that are offset, including the gross amount of the asset and liability as well as the impact of any net amount presented in the plan financial statements. The impact of adoption did not have a material effect on the plan financial statements.

Participant Account Valuation

Participant account balances are valued under the unit value accounting method. The value of a unit is determined by dividing the net assets of each fund at each valuation date by the total number of outstanding units. The number of units is then adjusted by each participant's contributions, transfers, withdrawals and distributions based upon the unit value as of the valuation date.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and changes could materially affect participants' account balances and amounts reported in the Statements of Net Assets Available for Benefits.

Payment of Benefits

Benefits are recorded when paid.

Expenses

Certain administrative expenses were paid by the Plan, as permitted by the Plan document. Brokerage fees, transfer taxes, investment fees and other expenses incidental to the purchase and sale of securities and



Note 2 - Continued

investments are included in the cost of the security or investment, or deducted from the sales proceeds. All other administrative expenses were paid by the Company.

Note 3 - Federal Income Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated March 12, 2014, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter, however, the Plan Administrator believes the Plan and trust continue to be designed and operated in compliance with the requirements for income tax exemption under the Internal Revenue Code, and no income tax provision is required.

The Plan recognizes the tax benefits of certain tax positions only when the position is "more likely than not" to be sustained assuming examination by tax authorities. The tax benefit recognized is the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. As of and during the period ended December 31, 2013, the Plan did not have any liabilities for uncertain tax positions. The Plan's tax years for 2010, 2011, and 2012 are open and subject to examination by the Internal Revenue Service.

Note 4 - Investment in the Master Trust

The Plan's investment in the Master Trust represents 5% or more of the net assets available for benefits. At December 31, 2013, the Plan's specific interest in the net assets of the Master Trust was 27.5% (27.9% at December 31, 2012). Net assets of the Master Trust at December 31, 2013 and 2012, were as follows:

	December 31, 2013	December 31, 2012
Common Stock - MeadWestvaco	$ 289,561,261	$274,835,343
(December 31, 2013: 7,840,814 shares;		
December 31, 2012: 8,623,638 shares)		
Common Stock - ACCO Brands [1]		
December 31, 2012: 2,378,396 shares	-	17,457,427
Mutual funds	390,130,402	335,556,065
Common collective trusts	376,088,596	308,929,253
Total investments	1,055,780,259	936,778,088
Net receivables from pending		
transactions and expense accruals	(70,384)	43,370
Net investment in Master Trust	$1,055,709,875	$936,821,458

(1) Effective, April 30, 2013, the ACCO Stock Fund was liquidated. If a participant had assets remaining in the ACCO Stock Fund, the value of those holdings was transferred to an age-appropriate Target Retirement Date Fund in the Plan.

The net earnings of the Master Trust during the year ended December 31, 2013 (including gains and losses on investments bought and sold, as well as held during the year) resulted from the following:

Interest and dividend income	$ 11,929,074
Net appreciation:	
Common stock - MeadWestvaco	41,636,200
Mutual funds	64,478,074
Common collective trusts	51,682,685
Net earnings of the Master Trust	$169,726,033

Note 5 - Party-In-Interest Transactions

Certain Plan investments are shares of mutual funds managed by the Trustee and, therefore, these transactions qualify as party-in-interest transactions. Additionally, participants have the option of investing in MeadWestvaco common stock. There were purchases of 732,570 shares of MeadWestvaco common stock by the Master Trust totaling $24,957,972, and sales of 1,467,683 shares totaling $52,128,191 for the year ended December 31, 2013.

Note 6 - Fair Value Measurement

ASC 820, *Fair Value Measurements and Disclosures*, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows: Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Fair value calculations may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Following is a description of the valuation methodologies used for assets at fair value. There have been no changes in the methodologies used at December 31, 2013 and 2012.

Short-term investments - Cash and quoted short-term instruments are valued at the closing price or the amount held on deposit by the custodian bank where quoted prices are available in an active market and are classified as Level 1. Other investments are through investment vehicles valued using the Net Asset Value ("NAV") provided by the administrator of the fund.



Note 6 - Continued

The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in a market that is not active and classified as Level 2.

Common stocks - U.S. common stocks are valued at the closing price reported on the major market on which the individual securities are traded. Common stocks are classified within Level 1 of the valuation hierarchy.

Common Collective Trusts ("CCTs") - The fair market value of all CCT interests have been determined using NAV for practical expedience purposes. The NAV is based on the fair value of the underlying assets owned by the funds, minus its liabilities, and then divided by the number of shares outstanding. CCTs that have a quoted market price in markets that are not active are classified as Level 2. A majority of the CCTs are used for liquidity purposes for the defined contribution plans within the Trust. The CCTs are primarily passive funds that provide daily liquidity for the various Plan investment options. Participant directed purchases and sales are at the NAV. At December 31, 2013 and 2012, 100% of the CCTs were invested in passive strategies; 65.3% and 63.7% in equities, 30.1% and 34.0% in fixed income, and; 4.6% and 2.3% in other investments, respectively.

Mutual Funds - Mutual Fund's net assets are valued as of the close of trading on the New York Stock Exchange (NYSE), generally 4:00 p.m. Eastern Time, each day that the NYSE is open for business. Listed securities are valued at market, using the official quoted close price or the last sale of the day at the close of the NYSE or, if not available, at the mean between the exchange listed bid and ask prices. A security that is listed or traded on more than one exchange is valued at the quotation on the exchange determined to be the primary market for such security. Security values are not discounted based on the size of the Fund's position. The mutual funds held by the Master Trust are deemed to be actively traded.

Note 6 - Continued

The following information is presented for the net assets of the Master Trust at December 31, 2013 and 2012, respectively.

Asset	December 31, 2013	Level 1 [1]	Level 2 [2]	Level 3 [3]
Mutual funds and Common Collective Trusts:				
Lifestyle (a)	$ 226,493,910	$ -	$226,493,910	$ -
Large-Cap Equity (a), (b)	252,902,010	173,719,076	79,182,934	-
International Equity (a), (b)	69,383,842	49,513,648	19,870,194	-
Small-Mid Cap (a), (b)	83,483,816	54,036,753	29,447,063	-
Intermediate-Term Fixed Income (a), (b)	88,862,443	75,332,718	13,529,725	-
Money Market (a), (b)	45,092,977	37,528,207	7,564,770	-
Common Stock:				
MeadWestvaco (c)	289,561,261	289,561,261	-	-
Total Investments at Fair Value	$1,055,780,259	$679,691,663	$376,088,596	$ -

[1] Quoted prices in active markets for identical assets.
[2] Quoted prices for similar assets and liabilities in active markets.
[3] Significant unobservable inputs.

(a) An open-ended mutual fund, a registered investment company, produces a daily NAV that is validated with a sufficient level of observable activity (i.e., purchases and sales at NAV) to support classification of the fair value measurement as Levels 1 and 2 in the fair value hierarchy. In this case, the NAV represents the exit value of the security at the measurement date.

(b) Common collective trusts are commingled funds for which there is no exchange quoted price. These commingled funds are valued at their net asset value per share multiplied by the number of shares held. The determination of net asset value for the commingled funds includes market pricing of the underlying assets as well as broker quotes and other valuation techniques. The funds invest mainly in liquid, transparent markets such as domestic and international equities, U.S. government bonds, money markets and corporate bonds.

(c) Equity Securities (common stock). Securities traded on a national securities exchange are stated at the last reported sales price on the day of valuation. To the extent these securities are actively trade and valuation adjustments are not applied, they are categorized in Level 1 of the fair value hierarchy.

Note 6 - Continued

Asset	December 31, 2012	Level 1 [1]	Level 2 [2]	Level 3 [3]
Mutual funds and Common Collective Trusts:				
Lifestyle (a)	$195,409,956	$ -	$195,409,956	$ -
Large-Cap Equity (a), (b)	175,451,233	115,764,909	59,686,324	-
International Equity (a), (b)	54,155,054	40,705,261	13,449,793	-
Small-Mid Cap (a), (b)	50,784,196	37,137,570	13,646,626	-
Intermediate-Term Fixed Income (a), (b)	128,758,617	110,799,351	17,959,266	-
Money Market (a), (b)	39,926,262	31,148,975	8,777,287	-
Common Stock:				
MeadWestvaco (c)	274,835,343	274,835,343	-	-
ACCO Brands (c)	17,457,427	17,457,427	-	-
Total Investments at Fair Value	$936,778,088	$627,848,836	$308,929,252	$ -

[1] Quoted prices in active markets for identical assets.
[2] Quoted prices for similar assets and liabilities in active markets.
[3] Significant unobservable inputs.

(a) An open-ended mutual fund, a registered investment company, produces a daily NAV that is validated with a sufficient level of observable activity (i.e., purchases and sales at NAV) to support classification of the fair value measurement as Level 1 in the fair value hierarchy. In this case, the NAV represents the exit value of the security at the measurement date.

(b) Common collective trusts are commingled funds for which there is no exchange quoted price. These commingled funds are valued at their net asset value per share multiplied by the number of shares held. The determination of net asset value for the commingled funds includes market pricing of the underlying assets as well as broker quotes and other valuation techniques. The funds invest mainly in liquid, transparent markets such as domestic and international equities, U.S. government bonds, money markets and corporate bonds.

(c) Equity Securities (common stock). Securities traded on a national securities exchange are stated at the last reported sales price on the day of valuation. To the extent these securities are actively trade and valuation adjustments are not applied, they are categorized in Level 1 of the fair value hierarchy.



Note 7 - Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31, 2013	December 31, 2012
Net assets available for benefits per the financial statements	$308,860,190	$278,746,508
Less: Amounts allocated to withdrawing participants	(184,082)	(72,432)
Net assets available for benefits per Form 5500	$308,676,108	$278,674,076

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2013 to the Form 5500:

	December 31, 2013
Benefits paid to participants per the financial statements	$32,671,267
Add: Amounts allocated to withdrawing participants at December 31, 2013	184,082
Less: Amounts allocated to withdrawing participants at December 31, 2012	(72,432)
Benefits paid to participants per Form 5500	$32,782,917

Note 8 - Subsequent Events

The Plan has evaluated its subsequent events through June 26, 2014, the date the financial statements were available to be issued.



MEADWESTVACO CORPORATION SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN FOR BARGAINED HOURLY EMPLOYEES

(Employer Identification Number 31-1797999)

SCHEDULE H, LINE 4i - Schedule of Assets (Held at End of Year)

December 31, 2013

a.	b. Identity of issue, borrower, lessor or similar party	c. Description of investment including maturity date, rate of interest, collateral, par or maturity value	d. Cost	e. Current Value
*	Participant loans	Notes receivable with repayments terms of 1 -15 years and interest rates of 4.25% - 9.25%.	-	$17,316,706

*Denotes party-in-interest



1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

MEADWESTVACO CORPORATION SAVINGS AND
EMPLOYEE STOCK OWNERSHIP PLAN FOR
BARGAINED HOURLY EMPLOYEES

By _____
     Eric J. Lancellotti
     Plan Administrator

Date: June 26 2014

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EXHIBIT INDEX

23.1 Consent of BDO Seidman, LLP.

20

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-192343, No. 333-81642, No. 333-116860, No. 333-147176 and No. 333-170661 of MeadWestvaco Corporation of our report dated June 26, 2014, relating to the statements of net assets available for benefits for the years ended December 31, 2013 and 2012, and the statement of changes in net assets available for benefits for the year ended December 31, 2013, and the related supplemental schedule of MeadWestvaco Corporation Savings and Employee Stock Ownership Plan for Bargained Hourly Employees which appear in this Form 11-K.

BDO USA, LLP

Richmond, Virginia
June 26, 2014

(22)